Via Facsimile and U.S. Mail
Mail Stop 6010

December 18, 2007

Mr. Michael J. Sullivan
Acting Chief Financial Officer
Avicena Group, Inc.
228 Hamilton Avenue, 3rd Floor
Palo Alto, CA   94301

Re: Avicena Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed on May 11, 2007
Form 10-Q for Quarterly Period Ended September 30, 2007
Filed on November 19, 2007
File No. 000-51610

Dear Mr. Sullivan:

We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 8A. Controls and Procedures, page 52

Evaluation of Disclosure Controls and Procedures, page 52

1. You disclose that your certifying officers concluded that your disclosure controls and procedures are effective "except as discussed below."   Your conclusion

appears to state that your disclosure controls and procedures are effective except to the extent they are not effective. Please revise the disclosure to delete the qualification and to provide an unqualified conclusion as to the effectiveness of your disclosure controls and procedures. You must clearly state whether or not the disclosure controls and procedures are effective.

2. It is unclear how your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective, given the material weakness identified. Please clarify. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified material weakness, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective. Such disclosures should clearly and comprehensively describe how management reached its conclusion, including the factors that mitigated the effect of the material weakness on your disclosure controls.

3. Alternatively, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective.

Changes in Internal Controls over Financial Reporting, page 52

4. Revise your disclosure to clearly identify the changes effected to your internal controls over financial reporting instead of stating that there have been no changes in your internal control over financial reporting "except as disclosed in the above Evaluation of Disclosure Controls and Procedures ..."

Form 10-Q for Quarterly Period Ended September 30, 2007

Item 3. Controls and Procedures, page 17

5. Please describe the changes you implemented to address the material weakness identified by your auditor as the disclosure included in the second paragraph on page 18 does not appear to be sufficiently informative. In addition, please revise to clearly indicate if your disclosure controls and procedures were effective or ineffective.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant